UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  Form 10-K    Form 20-F    Form 11-K   ☑ Form 10-Q    Form 10-D    Form N-SAR
Form N-CSR
For Period Ended:  June 30, 2011
 Transition Report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Integra Bank Corporation
Full Name of Registrant

Former Name if Applicable

21 S.E. Third Street, P.O. Box 868
Address of Principal Executive Office (Street and Number)

Evansville, Indiana 47705-0868
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Integra Bank Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ending June 30, 2011 (the “Form 10-Q”) by August 15, 2011 and that it will not file the Form 10-Q within the five-day extension permitted by Rule 12b-25 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  On Friday, July 29, 2011, Integra Bank N.A. (“Integra Bank”), the Company’s wholly-owned subsidiary, was closed by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation (the “FDIC”) was appointed as receiver of Integra Bank.  As Integra Bank was the Company’s principal asset and the Company does not expect to receive any recovery from the FDIC receivership, on July 30, 2011, the Company filed a voluntary petition for relief under Chapter 7 of Title 11 of the United States Code before the United States Bankruptcy Court for the Southern District of Indiana, Evansville Division as Case No. 11-71224-BHL-7A.  Deborah J. Caruso has been appointed as the Trustee in the Chapter 7 bankruptcy proceeding and will liquidate the Company’s remaining assets.  All of the Company's material business activities have ceased. Neither the Company nor the Trustee will have access to the accounting books and records of Integra Bank, Integra Bank’s former accounting staff or a registered independent public accounting firm and, therefore, no longer have the capability to prepare the financial statements and other disclosures required for the Form 10-Q or any other periodic reports that may be required to be filed thereafter pursuant to the Exchange Act.

                                           Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
                                           OMB control number.

 PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

        Deborarh J. Caruso, Trustee in Bankrupty                                      (317)                                                                             844-7400
                             (Name)                                                                                  (Area Code)                                                                  (Telephone Number)

(2)
 Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).  Yes   ☑     No   

____________________________________________________________________________________

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?Yes   ☑     No   

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a consequence of the FDIC receivership for Integra Bank, all of the Company’s material business activities have ceased and no material business activities are expected to be conducted in the future other than those that are consistent with the liquidation of the Company.  In its call report for the quarter ended June 30, 2011, Integra Bank reported a net loss of $68.1 million.  The net loss reportable for the Company for the same quarter, if it was able to be determined, would be greater than that reported by Integra Bank.

                                     Integra Bank Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date           August 16, 2011                                By  /s/ Deborah J. Caruso
                                       Deborah J. Caruso, Trustee in Bankruptcy

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.
Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).